ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 27, 2013	George G. Baxter
T +1 617 951 7748
F +1 617 235 7339
george.baxter@ropesgray.com

VIA EDGAR

Re:                             PNC Funds (Registration Nos. 811-04416 and 033-00488)

Responses to Comments on Post-Effective Amendment No. 100

Dear Ms. Dubey:

I am writing on behalf of PNC Funds to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 100 (the “Amendment”) to PNC Funds’ Registration Statement on Form N-1A (the “Registration Statement”).  PNC Funds filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on October 15, 2013 for the purpose of registering two new series of PNC Funds, PNC Mid Cap Index Fund and PNC Small Cap Index Fund (the “New Index Funds”), to register two new classes of shares of PNC S&P 500 Index Fund (together with the New Index Funds, each a  “Fund,” and together the “Index Funds”), and to amend information with respect to the Class I shares of the PNC S&P 500 Index Fund.  You communicated these comments to Savonne L. Ferguson and me via telephone on December 5, 2013.  The Staff’s comments and PNC Funds’ responses are set forth below.  These responses will be reflected in Post-Effective Amendment No. 102 to PNC Funds’ Registration Statement, which we expect will be filed on or before December 27, 2013.

Prospectuses

1.                                      Comment: Please consider removing captions that state “(as a percentage of offering price),” “(as a percentage of net asset value),” and “(as a percentage of amount redeemed, if applicable)” from the “Shareholder Fees” tables in the “Fund Fees and Expenses” sections of the Fund Summaries, in instances where the corresponding fee is described as “None.”

Response: PNC Funds has considered the Staff’s comment and respectfully declines to remove such captions.  PNC Funds believes the captions provide investors with helpful information that does not impede understanding of the information required by Form N-1A.  PNC Funds notes further that the Index Funds may be offered in a prospectus that also offers many other series of PNC Funds in addition to the Index Funds, many of which charge Shareholder Fees with regard to certain share classes.  PNC Funds believes that having a single, consistent format applied to the Fund Summaries of all series is practical and useful for investors.

2.                                      Comment: Please confirm that the Expense Limitation Agreement for each of the Index Funds between PNC Capital Advisors, LLC and PNC Funds will be in effect for at least one year from the effective date of the Registration Statement and will be filed as an exhibit to the Registration Statement.

Response: PNC Funds confirms that the Expense Limitation Agreement for each of the Index Funds will be in effect for at least one year from the effective date of the Registration Statement and confirms that the Expense Limitation Agreement for each of the Index Funds will be filed as an exhibit to the Registration Statement.

3.                                      Comment: The Staff notes that Instruction 3(e) to Item 3 of Form N-1A requires the Index Funds to briefly describe who can terminate the relevant Expense Limitation Agreement and under what circumstances.  Please revise disclosure accordingly.

Response: The requested change has been made.  Disclosure in the footnote to the “Annual Fund Operating Expenses” table that describes the relevant Expense Limitation Agreement for each of the Index Funds has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

[ . . . ]

This contract ~~continues through~~is expected to apply until at least December 30, 2014, at which time the Adviser will determine whether to renew, revise or discontinue it, except that it may be terminated by the Board of Trustees at any time.

[ . . . ]

4.                                      Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of each Index Fund states that the Fund may also invest in certain index derivatives with economic characteristics similar to one or more of the common stocks in the relevant index, and states further that the Fund “may use derivatives, for example, as a substitute for taking a position in an underlying asset, to manage risk/volatility or as part of a hedging strategy.”  Please confirm that such index derivatives have economic characteristics similar to one or more of the common stocks in the relevant index and please explain how the Index Funds will value derivatives for purposes of meeting the 80% investment policy described in each Fund’s Prospectus. We may have additional comments after reviewing your response.

Response: PNC Funds has confirmed the disclosure regarding derivatives in each Fund’s “Principal Investment Strategies” section. Further, each Index Fund will include derivatives exposures for purposes of determining compliance with the Fund’s 80% investment policy if and to the extent they provide, in the manager’s judgment, economic characteristics similar to those of cash-market investments that would be appropriate to meet the test.  For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 (a “35d-1

Policy”), a Fund may account for a derivative position by reference to its market value.  In certain circumstances (e.g., where two derivative positions based on two different reference assets are combined to create synthetic exposure that has economic characteristics similar to a direct investment in a third asset), a Fund may use a different methodology that seeks to capture the Fund’s synthetic exposure for purposes of its 35d-1 Policy. PNC Funds believes doing so is consistent with Investment Company Act Release Number 24828, in which the Staff stated that “an investment company with a name that suggests that the company focuses its investments in a particular type of investment [must] invest at least 80% of its assets in the indicated investments. In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Final Rule: Investment Company Names, Release No. IC-24828 (January 17, 2001), http://www.sec.gov/rules/final/ic-24828.htm#P72_11084.

5.                                      Comment: The Staff notes that forward currency contracts are included in the list of derivatives in the sub-section titled “Derivatives Risk” under the “Principal Risks” section of each Fund Summary.  Please revise the disclosure in each Fund’s “Principal Investment Strategies” to reflect that such Fund may use forward currency contracts or, alternatively, remove the reference to forward currency contracts from the sub-section titled “Derivatives Risk” under the “Principal Risks” section of each Fund Summary, as appropriate.

Response: PNC Funds respectfully declines to make the requested changes.  PNC Funds notes that each Fund may invest in securities and other instruments that are not explicitly referenced in the “Principal Investment Strategies” section of its Fund Summary.  PNC Funds also notes that the Index Funds may be offered in a prospectus that also offers many other series of PNC Funds in addition to the Index Funds, many of which may invest in forward currency contracts as a principal investment strategy.

6.                                      Comment: The Staff notes that disclosure in the sub-section titled “Derivatives Risk” under the “Principal Risks” section of each Fund Summary currently states:  “[S]ome derivatives are ‘leveraged’ and therefore may magnify or otherwise increase investment losses to the Fund, as even a small investment in derivatives can have a significant impact on the Fund’s exposure to, among other things, securities’ market values, interest rates, or currency exchange rates.”  Please explain how this disclosure is consistent with disclosure in each Index Fund’s summary, which currently states:  “The Fund does not intend to invest in derivatives for the purpose of leveraging (i.e., magnifying) investment returns or for other speculative purposes.” Alternatively, please revise either or both of the referenced disclosures so that they are consistent with one another.

Response: The requested change has been made.  The referenced strategy disclosure has been removed. Additionally, disclosure in the sub-section titled “Derivatives Risk” under the “Principal Risks” section of each Fund Summary has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

Generally speaking, ~~S~~some derivatives are “leveraged” and therefore may magnify or otherwise increase investment losses to the Fund, as even a small investment in derivatives can have a significant impact on the Fund’s exposure to, among other things, securities’ market values, interest rates or currency exchange rates.

PNC Funds respectfully submits that the revised risk language remains appropriate because, among other things, the economic exposure of any one derivative instrument may exceed, potentially significantly, the derivative position’s market value.

7.                                      Comment: Please add “Small Companies Risk” as a principal risk of each of the PNC Mid Cap Index Fund and PNC S&P 500 Index Fund, as small-capitalization companies may be included in each of the S&P MidCap 400 Index and S&P 500 Index.

Response: The requested change has been made with respect to the PNC Mid Cap Index Fund.  PNC Funds respectfully declines to make the requested change with respect to the PNC S&P 500 Index Fund. While the constituents of the S&P 500 Index may fluctuate in value over time, and small capitalization companies may be included in the index from time to time and at any time, the S&P 500 Index is normally primarily comprised of large-capitalization companies and therefore PNC Funds does not believe that Small Companies Risk is a principal risk of investing in the PNC S&P 500 Index Fund.

8.                                      Comment: The second sentence of the first paragraph in the section titled “Details About the Funds—More Information About Investment Objectives and Principal Investment Strategies” states that “the investment objective of each Fund may be changed at any time without a shareholder vote.”  Please disclose whether shareholders will be provided notice of a change in a Fund’s Investment Objective, and how far in advance such notice will be given.

Response: PNC Funds notes that the requested disclosure is not required by Form N-1A, and that it reserves the right to give shareholders advance notice of a change in a Fund’s investment objective in its discretion.  Accordingly, PNC Funds respectfully declines to make this change.

9.                                      Comment: The Staff notes that disclosure for each of the PNC Mid Cap Index Fund and PNC Small Cap Index Fund in the section titled “Details About the Funds—More Information About Investment Objectives and Principal Investment Strategies” currently states:  “Under normal circumstances, the Fund will invest 80% of the value of its net assets (plus the amount of any borrowings for investment purposes) in securities or investments whose returns are based on the performance of a company or companies represented in the index, the performance of which the Fund seeks to approximate before fees and expenses.”  The Staff notes further that disclosure for the PNC S&P 500 Index Fund currently states:   “Under normal circumstances, the Fund invests substantially all, but in no event less than

80%, of its net assets plus any borrowings for investment purposes in stocks included in the S&P 500® Index.”

The Staff asks that PNC Funds:  (i) confirm whether either of the New Index Funds has a different 80% investment policy than that of the PNC S&P 500 Index Fund or (ii) revise disclosure for each of the New Index Funds as necessary to clarify that the 80% investment policy for such New Index Fund is the same as that of the PNC S&P 500 Index Fund.  Please also make any such corresponding disclosure changes as necessary to the section of the Statement of Additional Information titled “Additional Information About PNC Mid Cap Index Fund, PNC S&P 500 Index Fund and PNC Small Cap Index Fund (the ‘Index Funds’).”

Response: The differences between each Index Fund’s referenced disclosures are attributable, in part, to the different dates of their initial registration (PNC S&P 500 Index Fund in 1998 and the New Index Funds in 2013).  Although the PNC Funds intend to apply each limitation as it is formulated in the relevant Fund’s disclosure, in practice, PNC Funds does not anticipate significant differences in the management of the Index Funds due to the referenced differences in the Funds’ referenced disclosures.  The PNC Funds are not aware of any requirement that each fund formulate its policy under Rule 35d-1 precisely the same way as other funds offered in the same prospectus and, accordingly, respectfully declines to make the requested revisions.

In order to clarify the 80% investment policy of each of the New Index Funds, the referenced disclosure has been revised as follows (deletions denoted by ~~strikethrough~~ and additions by underline):

Under normal circumstances, the Fund will invest 80% of the value of its net assets ~~(~~plus the amount of any borrowings for investment purposes~~)~~ in securities or investments whose returns are based on the performance of a company or companies represented in the [relevant] Index, the performance of which the Fund seeks to approximate before fees and expenses.

10.                               Comment: Disclosure under the section titled “More Information About Principal Risks—Derivatives Risk” indicates that a Fund may act as a “seller” in a credit default swap.  If a Fund may write credit default swaps, please confirm supplementally or disclose in the Registration Statement that, for purposes of Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”), such Fund determines its segregation obligations based on the notional value of the credit default swaps.

Response: PNC Funds evaluates a Fund’s derivative positions for purposes of asset segregation based on the nature of the Fund’s obligation under each distinct type of derivative instrument (which may be based, in whole or in part, on market value or notional value), in a manner PNC Funds believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff.  Although the Index Funds do not currently expect to write (sell) credit default swaps, the Index Funds would currently and normally expect to segregate liquid assets equal to the notional value of any credit default swaps they write.  PNC Funds notes that the Staff has stated on several occasions that it may develop further guidance in this area in the future.  Accordingly, PNC Funds respectfully declines to make any disclosure changes in response to this comment at this time.

11.                               Comment: Under the section titled “Investment Adviser and Investment Team—Portfolio Management Team” please disclose that Mr. Hitesh C. Patel is primarily responsible for the day-to-day portfolio management of the Index Funds.

Response: PNC Funds notes that Item 5(b) of Form N-1A requires that each person listed under the section titled “Investment Adviser and Investment Team—Portfolio Management Team” be primarily responsible for the day-to-day management of the Fund’s portfolio.  PNC Funds confirms that, consistent with Item 5(b) of Form N-1A, both portfolio managers listed, Mr. Hitesh C. Patel and Ms. Chen Chen, are primarily responsible for the day-to-day management of the portfolios of each of the Index Funds.  PNC Funds notes further that Mr. Patel is currently described as the lead portfolio manager of the Index Funds, which distinguishes his management role relative to that of Ms. Chen.  PNC Funds therefore respectfully declines to make any changes in response to this comment.

12.                               Comment: It is the Staff’s position that, pursuant to Rule 22c-1(a) under the 1940 Act, an investor should receive the net asset value per share (“NAV”) next calculated after submitting a purchase order to the fund or to its designee.  Accordingly, in the third paragraph in the section titled “Purchasing, Exchanging and Redeeming Fund Shares—Financial Intermediary” and in the third paragraph of the section titled “Purchasing, Exchanging and Redeeming Fund Shares—General Information Regarding Purchases,” please remove the disclosure that states that, in order for an investor to receive the next calculated NAV when purchasing through an intermediary, “the authorized financial intermediary must subsequently communicate the request properly and timely to the Fund.”

Response: PNC Funds respectfully submits that the language indicated above reflects the intended scope of the agency with financial intermediaries who may accept orders on behalf of PNC Funds and the practical consideration that the PNC Funds cannot process orders that are not forwarded to them.  The referenced disclosure is not intended, however, to mean that authorized agents or dealers may sell Fund shares at a price other than one based on the current NAV of such security after receipt of a tender of such security for redemption or of an order to purchase or sell such security.  Accordingly, PNC Funds respectfully declines to make any changes in response to this comment.

Statement of Additional Information

13.                               Comment: Restriction 1(a) under the Section “Investment Limitations and Restrictions” states that, with respect to the Funds’ concentration policies “there is no limitation with respect to obligations issued or guaranteed by the U.S. government, any state, territory or possession of the U.S., the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions.”  Please be aware that the Commission has taken the position that only tax exempt instruments issued by a state, territory or possession of the United States, the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions are eligible to be excluded from a fund’s concentration policy.  See Investment Company Act Release No. 9785 (May 31, 1977).

Response: PNC Funds confirms that it has been made aware of the Commission’s position.

14.                               Comment: The Staff notes that the Restriction 1(e) that applies to the New Index Funds currently states that each New Index Fund “may” cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of and securities related to one or more issuers conducting their principal activities in the same industry or group of industries if the components of the index whose performance the Fund seeks to approximate are concentrated in that industry or group of industries at the time of the Fund’s purchase.    The Staff asks that PNC Funds revise the referenced disclosure to indicate that each of the New Index Funds “will” concentrate its assets if the components of the index whose performance such Fund seeks to approximate are concentrated in any industry or group of industries at the time of such Fund’s purchase.  Additionally, the Staff requests that PNC Funds include corresponding disclosure for the PNC S&P 500 Index Fund.

Response: PNC Funds respectfully declines to make the requested changes.  PNC Funds respectfully submits that the referenced policies of the Index Funds are consistent with the Staff’s position expressed in the recent Morgan Stanley Securities Trust and BlackRock Multi-Sector Income Trust SEC Staff No-Action Letters (each dated July 8, 2013).

In the BlackRock Multi-Sector Income Trust No-Action Letter, the Staff states:

“Section 8(b)(1) of the 1940 Act requires an investment company (“fund”) to recite in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries. If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments, . . . Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement. To satisfy this standard, we believe that a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.” (Footnotes omitted and emphasis added)

PNC Funds respectfully submits that the New Index Funds’ referenced policies clearly state the circumstances in which they may concentrate in an industry or group of industries.  Given the nature of the New Index Funds’ investment objectives and policies to approximate the investment results of an index without merely holding each component security of the index in the precise proportion it represents in that index, PNC Funds respectfully submits that investors in the New Index Funds should be effectively on notice that the New Index Funds may have concentrated exposure to the extent that their indices have concentrated exposure, but that the New Index Funds will not necessarily be concentrated each moment that the relevant index is so concentrated.  Because the New Index Funds do not merely intend to hold all of the components of their respective indices in the precise proportion such components comprise of those indices and because the New Index Funds must consider other factors that may lead to tracking error, such as transaction costs, the New Index Funds respectfully submit that the referenced policies clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the New Index Funds may concentrate their investments.

With respect to the PNC S&P 500 Index Fund, the PNC Funds respectfully decline to make any changes to the referenced disclosure because to do so would require the affirmative vote of shareholders of the PNC S&P 500 Index Fund.  It is the intention of the PNC S&P 500 Index Fund to comply with its policy regarding industry concentration as presently formulated, but the PNC S&P 500 Index Fund may, at a future meeting of its shareholders, determine to submit a proposal to shareholders to align the PNC S&P 500 Index Fund’s policy on industry concentration with those of the policies of the New Index Funds or otherwise modify its policies.

15.                               Comment:  Item 17(2) of Form N-1A requires that PNC Funds furnish information for trustees who are interested persons of PNC Funds separately from the information provided for trustees who are not interested persons of PNC Funds.  Please revise disclosure in the section titled “Trustees and Officers” accordingly.

Response: PNC Funds notes that none of the Trustees is an interested person of PNC Funds.  To further clarify this fact, disclosure in the first paragraph of the section titled “Trustees and Officers” has been revised as follows (new language denoted by underline):

None of the Trustees is affiliated with the Adviser or its affiliates and none of the Trustees is an ‘interested person’ of the Trust as defined under Section 2(a)(19) of the 1940 Act.

On behalf of PNC Funds, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing, (ii) the Staff’s review of this filing, under delegated authority, does not relieve PNC Funds from its full responsibility for the adequacy and accuracy of the disclosure in this filing, and (iii) PNC Funds will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving PNC Funds.

Please do not hesitate to call me at 617-951-7748 if you have any questions or require additional information.

Regards,

/s/ George G. Baxter
George G. Baxter